Exhibit 99.1

March 26, 2018

SPOTIFY TECHNOLOGY S.A. RELEASES FINANCIAL OUTLOOK FOR FIRST QUARTER

AND FISCAL YEAR 2018

Spotify Technology S.A. (“Spotify,” “we,” “us” or “our”) is releasing its financial outlook for its first quarter and full year 2018. These forward-looking statements reflect Spotify’s expectations as of March 26, 2018 and are subject to substantial uncertainty. In the future, we will update our financial outlook on each quarterly earnings call.

First Quarter 2018 Financial Outlook

•	Total Monthly Active Users (“MAU”)[1]: 168-171 million, up 28-31% Y/Y

•	Total Premium Subscribers[2]: 73-76 million, up 41-46% Y/Y

•	Total Revenue: €1.10-1.15 billion, up 22-27% Y/Y. We anticipate changes in foreign exchange rates will have a negative impact of approximately €95-105 million in the quarter[3]

•	Gross Margin: 23-24%. This includes a 60 bp benefit from a one-time estimated accrual adjustment associated with prior periods

•	Operating loss: €50-€80 million

Full Year 2018 Financial Outlook

•	Total MAUs[1]: 198-208 million, up 26-32% Y/Y

•	Total Premium Subscribers[2]: 92-96 million, up 30-36% Y/Y

•	Total Revenue: €4.9-5.3 billion, up 20-30% Y/Y. We anticipate changes in foreign exchange rates will have a negative impact of approximately €260-300 million for the full year[3]

•	Gross Margin: 23-25%

•	Operating loss: €230-330 million. This includes an estimated total cost for the direct listing of roughly €35-40 million which we expect to expense in Q2

This financial outlook assumes, among other things, that no additional business acquisitions, investments, restructurings, or legal settlements are concluded.

[1]	We define MAUs as the total count of Ad-Supported Users and Premium Subscribers that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated. Reported MAUs may overstate the number of unique individuals who actively use our service within a thirty-day period as one individual may register for, and use, multiple accounts. Additionally, fraud and unauthorized access to our Service may contribute, from time to time, to an overstatement of MAUs, if undetected. We define Ad-Supported Users as users of our ad supported service.
[2]	We define Premium Subscribers as users that have completed registration with Spotify and have activated a payment method for a premium service. Our Premium Subscribers include all registered accounts in our Family Plan. Our Family Plan consists of one primary subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan subscription. Premium Subscribers include subscribers who are within a grace period of up to 30 days after failing to pay their subscription fee.
[3]	Our reporting currency is the Euro. For revenue expected to be reported in local currency in the current period, we translated these amounts to Euros based on the prior period’s foreign exchange rates to calculate the expected impact on revenue from the change in the exchange rates.

Cautionary Note Regarding Forward-Looking Statements

We would like to caution you that the foregoing statements are “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with the safe harbor provisions. Such forward-looking statements involve significant risks, uncertainties and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections, including but not limited to the following known material factors: our ability to attract prospective customers and to retain existing customers; our dependence upon third-party licenses for sound recordings and musical compositions; our ability to comply with the many complex license agreements to which we are a party; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; our lack of control over the providers of our content and their effect on our access to music and other content; our ability to accurately estimate the amounts payable under our license agreements; the limitations on our operating flexibility due to the minimum guarantees required under certain of our license agreements; our ability to obtain accurate and comprehensive information about music compositions in order to obtain necessary licenses or perform obligations under our existing license agreements; potential breaches of our security systems; risk associated with unauthorized access of our software and services and manipulation of stream counts and customer accounts; assertions by third parties of infringement or other violations by us of their intellectual property rights; risk associated with our substantial indebtedness; risks related to our status as a foreign private issuer; dilution resulting from additional share issuances; and the concentration of voting power among our founders who have and will continue to have substantial control over our business; tax-related risks; unanticipated changes relating to competitive factors in our industry; ability to hire and retain key personnel; changes in legislation or governmental regulations affecting us; international, national or local economic, social or political conditions; conditions in the credit markets; risks associated with accounting estimates, currency fluctuations and foreign exchange controls; and such other risks as set forth in our filings with the United States Securities and Exchange Commission.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.